                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Aviall, Inc.
                                 -------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  CUSIP NUMBER
                                    05366B102
                                    ---------
                                 (CUSIP Number)

                                 Peter J. Clare
                                The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington, D.C. 20004

                                 (202) 347-2626
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                             Daniel T. Lennon, Esq.
                                Latham & Watkins
                            555 Eleventh Street, N.W.
                                   Suite 1000
                             Washington, D.C. 20004
                                 (202) 637-2200

                                December 21, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                               Page 1 of 19 Pages

                                  SCHEDULE 13D

CUSIP NO.  05366B102                                         Page 2 of 19 Pages
          -----------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS:
      Carlyle Partners III, L.P.

      IRS IDENTIFICATION NUMBER OF ABOVE PERSON: entities only).
      52-2229944
-----------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                               (b) [X]
-----------------------------------------------------------------------------
3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      OO
-----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)  [_]
-----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
-----------------------------------------------------------------------------
                             SOLE VOTING POWER:
                        7.
        NUMBER OF            6,732,241
         SHARES         ---------------------------------------------
                             SHARED VOTING POWER:
     BENEFICIALLY       8.
       OWNED BY              0
                        ----------------------------------------------
         EACH                SOLE DISPOSITIVE POWER:
                        9.
       REPORTING             6,732,241
        PERSON         ----------------------------------------------
                             SHARED DISPOSITIVE POWER:
         WITH:         10.
                             0
                       ----------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      6,732,241
---------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      25.6%
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:
      PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 05366B102
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      CP III Coinvestment, L.P.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      54-1970037
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            466,034
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             466,034
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    466,034
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    1.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  05366B102                                         Page 4 OF 19 Pages
          -----------
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS:
      CARLYLE HIGH YIELD PARTNERS, L.P.

      IRS IDENTIFICATION NUMBER OF ABOVE PERSON: (entities only).
      52-2175223
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                               (b) [X]
-------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)  [_]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                             SOLE VOTING POWER
                        7.
        NUMBER OF            387,931
         SHARES         -------------------------------------------------------
                             SHARED VOTING POWER
     BENEFICIALLY       8.
       OWNED BY              0
                        -------------------------------------------------------
         EACH                SOLE DISPOSITIVE POWER
                        9.
       REPORTING             387,931
        PERSON         --------------------------------------------------------
                             SHARED DISPOSITIVE POWER
         WITH:         10.
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      387,931
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:
      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.  05366B102
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      CP III Coinvestment, L.P.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            172,413
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             172,413
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    172,413
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    .7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 05366B102                                       Page 6 of 19 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      TC Group III, L.P.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      52-2287893
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             7,370,688
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,370,688
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    7,370,688
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    28.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 05366B102                                        Page 7 of 19 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      TC Group III, L.L.C.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,370,688
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,370,688
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    7,370,688
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    28.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14     OO (Limited Liability Company)
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 8 of 19 Pages
         ---------------
--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
        TCG High Yield, L.L.C.

1       I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:
        52-2175223
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4       OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)  [_]
5
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       DELAWARE
--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
         NUMBER OF                   387,931
          SHARES             ---------------------------------------------------
                                     SHARED VOTING POWER
       BENEFICIALLY            8
         OWNED BY                    0
                             ---------------------------------------------------
          EACH                       SOLE DISPOSITIVE POWER
                               9
      REPORTING                      387,931
       PERSON                ---------------------------------------------------
                                     SHARED DISPOSITIVE POWER
          WITH                10     0
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11      387,931
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_] 12
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13      1.5%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON:
14      OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 05366B102                                     Page 9 of 19 Pages
         -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
      TCG High Yield Holdings, L.L.C.

 1    I.R.S. IDENTIFICATION NUMBER. OF ABOVE PERSON:
      N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            387,931
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             387,931
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    387,931
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    1.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    OO (Limited Liability Company)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 05366B102                                        Page 10 of 19 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      TC Group, L.L.C.

 1    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:
      54-1686957
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,758,619
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,758,619
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    7,758,619
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    29.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    OO (Limited Liability Company)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 05366B102                                     Page 11 of 19 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
      TCG Holdings, L.L.C.

 1    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:
      54-1686011
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,758,619
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,758,619
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    7,758,619
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    29.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    OO (Limited Liability Company)
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 05366B102                                         Page 12 of 19 Pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Aviall, Inc., a Delaware corporation ("Aviall" or the "Issuer"). The principal executive offices of Aviall are located at 2750 Regent Blvd., DFW Airport, Texas 75261.

Item 2.  Identity and Background.

         (a) - (c), (f). The names of the persons filing this Schedule are: (i) Carlyle Partners III, L.P., a Delaware limited partnership ("CPIII"); (ii) CP III Coinvestment, L.P., a Delaware limited partnership ("Coinvestment"); (iii) Carlyle High Yield Partners, L.P., a Delaware limited partnership ("CHYP"); (iv) Carlyle-Aviall Partners II, L.P., a Delaware limited partnership ("CAP" and, together with CPIII, Coinvestment and CHYP, the "Purchasers"); (v) TC Group III, L.P., a Delaware limited partnership ("TCLP"); (vi) TC Group III, L.L.C., a Delaware limited liability company ("TCLLC"); (vii) TCG High Yield, L.L.C., a Delaware limited liability company ("TCG High Yield"); (viii) TCG High Yield Holdings, L.L.C., a Delaware limited liability company ("TCG High Yield Holdings"); (ix) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (x) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG Holdings" and together with the Purchasers, TCLP, TCLLC, TCG High Yield, TCG High Yield Holdings and TC Group, the "Reporting Persons").

         TCLP is the sole general partner of CPIII, Coinvestment and CAP. TCLLC is the sole general partner of TCLP. TCG High Yield is the sole general partner of CHYP. TCG High Yield Holdings is the sole managing member of TCG High Yield. TC Group is the sole managing member of TCLLC and TCG High Yield Holdings. TCG Holdings is the sole managing member of TC Group. Accordingly, (i) TCLP and TCLLC each may be deemed to be a beneficial owner of shares of Common Stock owned of record by each of CPIII, Coinvestment and CAP; (ii) TCG High Yield and TCG High Yield Holdings each may be deemed to be a beneficial owner of shares of Common Stock owned of record by CHYP and (iii) TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of the Purchasers.

         William E. Conway, Jr., Daniel A D'Aniello and David M. Rubenstein are managing members (the "TCG Holdings Managing Members") of TCG Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of the TCG Holdings Managing Members is a citizen and resident of the United States.

         Leslie L. Armitage, James A. Attwood, James A. Baker, III, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Robert W. Dahl, Daniel A. D'Aniello, Richard G. Darman, Robert E. Grady, John F. Harris, Allan M. Holt, Tony Jansz, Michael B. Kim, Jack S. Mann, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Robert G. Stuckey, Glenn A. Youngkin, Michael J. Zupon, and Afsaneh Beshloss are executive officers of each of TC Group and TCG Holdings and members of TCG Holdings (the "Carlyle Officers"). Each of the Carlyle Officers is a citizen and resident of the United States, except Tony Jansz, who is citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Afsaneh Beshloss, who is a citizen of Iran.

         The principal business and principal office address of CPIII, Coinvestment, CAP, TCLP, TCLLC, TC Group, TCG Holdings, the TCG Managing Members and the Carlyle Officers is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. The principal business and principal office address of CHYP, TCG High Yield and TCG High Yield Holdings is c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022.

         (d) and (e). To the best knowledge of the Reporting Persons, none of the entitles or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                         Page 13 of 19 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 21, 2001, (i) CP III paid $39,047,000 in consideration for 39,047 shares of Series B Senior Convertible Participating Preferred Stock, par value $.01 per share, of the Issuer ("Series B Preferred Stock"), (ii) Coinvestment paid $2,703,000 in consideration for 2,703 shares of Series B Preferred Stock, (iii) CHYP paid $2,250,000 in consideration for 2,250 shares of Series B Preferred Stock and (iv) CAP paid $1,000,000 in consideration for 1,000 shares of Series B Preferred Stock. The source of consideration paid by the Purchasers was contributions from the partners of each individual Purchaser.

Item 4. Purpose of the Transaction.

         On December 21, 2001, the Purchasers acquired an aggregate 45,000 shares of Series B Preferred Stock pursuant to a Securities Purchase Agreement dated as of December 17, 2001 among the Issuer, CP III and Coinvestment (the "Securities Purchase Agreement"). The Securities Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series B Preferred Stock was $1,000 per share. The aggregate purchase price paid for the Series B Preferred Stock was $45,000,000. Each share of Series B Preferred Stock is automatically convertible into one fully-paid and non-assessable share of Series D Senior Convertible Participating Preferred Stock, par value $.01 per share, of the Issuer ("Series D Preferred Stock"), if the stockholders of the Issuer approve such conversion before December 21, 2002. The Certificate of Designations of Series B Preferred Stock is attached hereto as Exhibit B, and any description of the terms of the Series B Preferred Stock is qualified in its entirety by reference thereto. If the stockholders of the Issuer do not approve such conversion before March 31, 2002, the Purchasers have the option to convert the shares of Series B Preferred Stock into (i) shares of Common Stock comprising up to a maximum of 19.9% of the Common Stock of the Issuer then outstanding and
(ii) one share of Series C Senior Participating Preferred Stock, par value $.01 per share, of the Issuer ("Series C Preferred Stock") per share of Series B Preferred Stock held. The Certificate of Designations of Series C Preferred Stock is attached hereto as Exhibit C, and any description of the terms of the Series C Preferred Stock is qualified in its entirety by reference thereto. Assuming the conversion of the Series B Preferred Stock into Series D Preferred Stock, each share of Series D Preferred Stock will be convertible at any time at the option of the holder into shares Common Stock at a conversion price of $5.80, subject to adjustment upon the occurrence of certain circumstances. The Certificate of Designations of Series D Preferred Stock is attached hereto as Exhibit D, and any description of the terms of the Series D Preferred Stock is qualified in its entirety by reference thereto.

         In connection with the consummation of the transactions contemplated by the Securities Purchase Agreement, on December 21, 2001, the Issuer, CP III, Coinvestment and CHYP (collectively, the "Carlyle Funds") also entered into a Standstill Agreement. The Standstill Agreement is attached hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto. In accordance with the terms of the Standstill Agreement, the Carlyle Funds agreed, among other things, until such time that the Carlyle Funds and their affiliates no longer own voting securities of the Issuer representing at least 15% of the outstanding voting securities of the Issuer, (i) that the Purchasers would not acquire or agree to become the beneficial owner of, without the prior approval of the Issuer's Board of Directors, more than 5% of the outstanding voting securities of the Issuer, except for the securities acquired pursuant to the Securities Purchase Agreement or issuable upon conversion of the securities acquired pursuant to the Securities Purchase Agreement; (ii) that, except under certain limited circumstances, the Purchasers would not solicit proxies or written consents of stockholders with respect to voting securities of the Issuer; (iii) that the Purchasers would not seek to call a special meeting of the stockholders; (iv) that the Purchasers would not commence, or announce any intention to commence, any tender offer for voting securities of the Issuer; or
(v) that the Purchasers would not make any proposal or bid with respect to the acquisition of any substantial portion of the assets of the Issuer or any merger, consolidation, recapitalization, restructuring, or liquidation of the Issuer.

         In connection with the consummation of the transactions contemplated by the Securities Purchase Agreement, on December 21, 2001, the Issuer, CP III and Coinvestment also entered into a Registration Rights Agreement. The Registration Rights Agreement is attached hereto as Exhibit F, and any description thereof is qualified in its entirety by reference thereto. Among other things, the Registration Rights Agreement (i) requires the Issuer to, under certain circumstances, file a shelf registration statement covering shares of Series B Preferred Stock and shares of Common Stock and shares of Series C Preferred Stock issuable upon conversion Series B Preferred Stock; (ii) provides the right of holders of Series B Preferred Stock, Common Stock and Series C Preferred Stock issuable upon conversion of Series B Preferred Stock, Series D Preferred Stock and Common Stock issuable upon conversion of Series D Preferred Stock to demand registration of their shares of such stock and to select the underwriter therefore and (iii) provides the right of holders of Series B Preferred Stock, Common Stock and Series C Preferred Stock issuable upon conversion Series B Preferred Stock, Series D Preferred Stock and Common Stock issuable upon conversion of Series D Preferred Stock to have their shares of such stock included in a registration statement filed by the Issuer.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                       Page 14 of 19 Pages

         The following is a description of certain terms of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock:

         Liquation Preference. Holders of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends. No distributions may be made to holders of Common Stock of the Issuer until the holders of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have received the liquidation preference.

         Dividends. Holders of Series B Preferred Stock and Series D Preferred Stock are entitled to receive quarterly dividends at the annual rate of 9% per share of Series B Preferred Stock or Series D Preferred Stock, as applicable, subject to adjustment in the event of certain circumstances. Holders of Series C Preferred Stock are entitled to receive quarterly dividends at the annual rate of 30% per share of Series C Preferred Stock. With respect to Series B Preferred Stock and Series C Preferred Stock, dividends are payable to such holders, at such holder's option, in cash or in additional shares of Series B Preferred Stock or Series C Preferred Stock, as applicable. With respect to Series D Preferred Stock only, for the first four years dividends are payable to holders of Series D Preferred Stock in additional shares of Series D Preferred Stock; thereafter, dividends on such Series D Preferred Stock are payable in cash.

         Redemption. Holders of Series B Preferred Stock and Series C Preferred Stock have the right to require the Issuer to redeem such shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, on or after June 21, 2008, at a redemption price equal to the liquidation preference plus all cumulative accrued and unpaid dividends. The Issuer is required to redeem the Series D Preferred Stock on June 21, 2008 or such later date that a majority of the holders of Series D Preferred Stock determine, at a redemption price equal to the liquidation preference plus all cumulative accrued and unpaid dividends.

         Voting Rights. Holders of Series B Preferred Stock and Series D Preferred Stock are entitled to vote on all matters presented to the holders of the Issuer's Common Stock. The number of votes per share of Series B Preferred Stock or Series D Preferred Stock is equal to the number of votes associated with the underlying Common Stock into which such Series B Preferred Stock or Series D Preferred Stock is convertible.

         Board Representation. Holders of Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock are entitled to two seats on the Issuer's Board of Directors.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations for Series B Preferred Stock, Certificate of Designations for Series C Preferred Stock and Certificate of Designations for Series D Preferred Stock, a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

         In accordance with the terms of the Certificate of Designation of Series B Preferred Stock, Allan M. Holt and Peter J. Clare, managing directors of TCG Holdings, joined the Issuer's Board of Directors on December 21, 2001 as the nominees of the Purchasers.

         All securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Subject to the terms of the Standstill Agreement, each Reporting Person may acquire from time to time additional securities (including shares of Common Stock) of the Issuer in the open market or in privately negotiated transactions, by exchange offer or otherwise. Subject to the terms of the Standstill Agreement and the Securities Purchase Agreement, each Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the securities of the Issuer in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution or some or all of the securities to their partners or members, as applicable, the conversion of Series B Preferred Stock into Common Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable, and the conversion of Series D Preferred Stock into Common Stock. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of securities of the Issuer (including Common Stock) for purchase and the price levels of such shares; trading prices of the Issuer's Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                         Page 15 of 19 Pages

Item 5.  Interest in Securities of the Issuer.

                (a) The Reporting Persons beneficially own 45,000 shares of Series B Preferred Stock. Assuming the Issuer's stockholders approve the conversion of Series B Preferred Stock into Series D Preferred Stock prior to March 31, 2002, each share of Series B Preferred Stock would be automatically converted into one share of Series D Preferred Stock. Assuming conversion of all of the shares of Series D Preferred Stock issuable upon conversion of the shares of Series B Preferred Stock held by the Purchasers into shares of Common Stock, the Reporting Persons would beneficially own in the aggregate 7,758,619 shares of Common Stock of the Issuer, representing approximately 29.6% of the outstanding Common Stock of the Issuer. The number of shares of Common Stock into which shares of Series D Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such shares of Series B Preferred Stock was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated by reference.

                (b)  See the information contained on the cover pages to this
Schedule 13D which is incorporated herein by reference.

                (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

                (d)  Not applicable.

                (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                The response to Item 3 and Item 4 are incorporated herein by reference.

                Pursuant to the Securities Purchase Agreement, the Purchasers have agreed (i) to vote the shares of Series B Preferred Stock owned by them in favor of the conversion of Series B Preferred Stock into Series D Preferred Stock and (ii) not to sell, assign, convey or otherwise transfer, except to an affiliate of such Purchasers, the Series B Preferred Stock, Common Stock and Series C Preferred Stock issuable upon conversion of Series B Preferred Stock, Series D Preferred Stock issuable upon conversion of Series B Preferred Stock and Common Stock issuable upon conversion of Series D Preferred Stock held by such Purchasers prior to the earlier of March 31, 2002 or the date on which the Issuer's stockholders approve the conversion of Series B Preferred Stock into Series D Preferred Stock. The foregoing response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement.

Item 7.  Material to be Filed as Exhibits.

                Exhibit A Securities Purchase Agreement dated as of December 17, 2001 among Aviall, CP III and Coinvestment.

                Exhibit B Certificate of Designations of Series B Senior Convertible Participating Preferred Stock of Aviall.

                Exhibit C Certificate of Designations of Series C Senior Participating Preferred Stock of Aviall.

                Exhibit D Certificate of Designations of Series D Senior Convertible Participating Preferred Stock of Aviall.

                Exhibit E Standstill Agreement dated as of December 21, 2001 among Aviall, CPIII, Coinvestment and CHYP.

                Exhibit F Registration Rights Agreement dated as of December 21, 2001 among Aviall, CP III and Coinvestment.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                         Page 16 of 19 Pages


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December __, 2001

                  CARLYLE PARTNERS III, L.P.

                       By: TC Group III, L.P., its General Partner

                       By: TC Group III, L.L.C., its General Partner

                       By: TC Group, L.L.C., its Managing Member

                       By: TCG Holdings, L.L.C., its Managing Member

                       By: /s/ Peter J. Clare
                          ----------------------
                       Name: Peter J. Clare
                       Title:  Managing Director

                  CP III COINVESTMENT, L.P.

                       By: TC Group III, L.P., its General Partner

                       By: TC Group III, L.L.C., its General Partner

                       By: TC Group, L.L.C., its Managing Member

                       By: TCG Holdings, L.L.C., its Managing Member

                       By: /s/ Peter J. Clare
                           -------------------
                       Name:  Peter J. Clare
                       Title:  Managing Director

                  CARLYLE HIGH YIELD PARTNERS, L.P.

                       By: TCG High Yield, L.L.C., its General Partner

                       By: TCG High Yield Holdings, L.L.C., its Managing Member

                       By: TC Group, L.L.C., its Managing Member

                       By: TCG Holdings, L.L.C., its Managing Member

                       By: /s/ Peter J. Clare
                            ------------------
                       Name:  Peter J. Clare
                       Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                         Page 17 of 19 Pages


                           CARLYLE-AVIALL PARTNERS II, L.P.

                               By: TC Group III, L.P., its General Partner

                               By: TC Group III, L.L.C., its General Partner

                               By: TC Group, L.L.C., its Managing Member

                               By: TCG Holdings, L.L.C., its Managing Member

                               By: /s/ Peter J. Clare
                                   -------------------
                               Name:  Peter J. Clare
                               Title:  Managing Director

                            TC GROUP III, L.P.

                               By: TC Group III, L.L.C., its General Partner

                               By: TC Group, L.L.C., its Managing Member

                               By: TCG Holdings, L.L.C., its Managing Member

                               By: /s/ Peter J. Clare
                                    ------------------
                               Name:  Peter J. Clare
                               Title:  Managing Director

                           TC GROUP III, L.L.C.

                               By: TC Group, L.L.C., its Managing Member

                               By: TCG Holdings, L.L.C., its Managing Member

                               By: /s/ Peter J. Clare
                                    -------------------
                               Name:  Peter J. Clare
                               Title:  Managing Director

                           TCG HIGH YIELD, L.L.C.

                               By: TCG High Yield Holdings, L.L.C., its
                                     Managing Member

                               By: TC Group, L.L.C., its Managing Member

                               By: TCG Holdings, L.L.C., its Managing Member

                               By: /s/ Peter J. Clare
                                    ------------------
                               Name:  Peter J. Clare
                               Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 18 of 19 Pages


                            TCG HIGH YIELD HOLDINGS, L.L.C.

                               By:  TC Group, L.L.C., its Managing Member

                               By:  TCG Holdings, L.L.C., its Managing Member

                               By:  /s/ Peter J. Clare
                                   --------------------
                               Name:  Peter J. Clare
                               Title:  Managing Director

                            TC GROUP, L.L.C.

                               By: TCG Holdings, L.L.C., its Managing Member

                               By: /s/ Peter J. Clare
                                   --------------------
                               Name:  Peter J. Clare
                               Title:  Managing Director

                            TCG HOLDINGS, L.L.C.

                                By: /s/ Peter J. Clare
                                   ----------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                      Page 19 of 19 Pages

                                INDEX OF EXHIBITS

Exhibit A       Securities Purchase Agreement dated as of December 17, 2001 among Aviall, Inc., Carlyle Partners III, L.P. and CPIII
                Coinvestment, L.P.

Exhibit B       Certificate of Designations of Series B Senior Convertible
                Participating Preferred Stock of Aviall, Inc.

Exhibit C       Certificate of Designations of Series C Senior Participating
                Preferred Stock of Aviall, Inc.

Exhibit D       Certificate of Designations of Series D Senior Convertible
                Participating Preferred Stock of Aviall, Inc.

Exhibit E       Standstill Agreement dated as of December 21, 2001 among
                Aviall, Inc., Carlyle Partners III, L.P., CPIII Coinvestment,
                L.P. and Carlyle High Yield Partners, L.P.

Exhibit F       Registration Rights Agreement dated as of December 21, 2001 among Aviall, Inc., Carlyle Partners III, L.P. and CPIII
                Coinvestment, L.P.